OMB APPROVAL

OMB Number:	3235-0145
Expires:	January 31, 2006
Estimated average burden hours per response	. . . . . . . . . . . . . . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

VERSAR INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
925297103
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 9 Pages

CUSIP No. 925297103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt Capital Management, Inc. - 36-3538651
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 85,700
BENEFICIALLY OWNED	6	SHARED VOTING POWER 368,200
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 85,700
PERSON WITH:	8	SHARED DISPOSITIVE POWER 368,200

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,900
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 8,048,465 shares outstanding as of January 31, 2006.

Page 2 of 9 Pages

CUSIP No. 925297103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt MicroCap Opportunities Fund, Inc. - 36-3538658
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 304,200
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 304,200

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 8,048,465 shares outstanding as of January 31, 2006.

Page 3 of 9 Pages

CUSIP No. 925297103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perritt Funds, Inc. - 04-3788572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 64,000
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER 64,000

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

(1)	The percent ownership calculated is based upon an aggregate of 8,048,465 shares outstanding as of January 31, 2006.

Page 4 of 9 Pages

CUSIP No. 925297103

Item 1(a).	Name of Issuer:

Versar Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6850 Versar Center Springfield, VA 22151

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are (i) Perritt Capital Management, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940; (ii) Perritt MicroCap Opportunities Fund, Inc., an investment company registered under the Investment Company Act of 1940; and (iii) Perritt Funds, Inc., an investment company registered under the Investment Company Act of 1940. Perritt Capital Management, Inc. is the investment adviser to Perritt MicroCap Opportunities Fund, Inc. and its sole series, Perritt MicroCap Opportunities Fund, and to Perritt Funds, Inc. and its sole series, Perritt Emerging Opportunities Fund. Attached as Exhibit 1 hereto, which is incorporated by reference herein, is an agreement between Perritt Capital Management, Inc., Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. that this Schedule 13G is filed on behalf of each of them.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

300 South Wacker Drive, Suite 2880 Chicago, IL 60606

Item 2(c).	Citizenship:

Perritt Capital Management, Inc. is an Illinois corporation.Perritt MicroCap Opportunities Fund, Inc. is a Maryland corporation.Perritt Funds, Inc. is a Maryland corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

925297103

Page 5 of 9 Pages

CUSIP No. 925297103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

|X|	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

[_]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Perritt Capital Management, Inc.

(a)	Amount Beneficially Owned: 453,900

(b)	Percent of Class: 5.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 85,700

(ii)	shared power to vote or to direct the vote: 368,200

(iii)	sole power to dispose or to direct the disposition of: 85,700

(iv)	shared power to dispose or to direct the disposition of: 368,200

Perritt MicroCap Opportunities Fund, Inc.

(a)	Amount Beneficially Owned: 304,200

(b)	Percent of Class: 3.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 304,200

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 304,200

Page 6 of 9 Pages

CUSIP No. 925297103

Perritt Funds, Inc.

(a)	Amount Beneficially Owned: 64,000

(b)	Percent of Class: 0.8%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: -0-

(ii)	shared power to vote or to direct the vote: 64,000

(iii)	sole power to dispose or to direct the disposition of: -0-

(iv)	shared power to dispose or to direct the disposition of: 64,000

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

Page 7 of 9 Pages

CUSIP No. 925297103

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2006

PERRITT CAPITAL MANAGEMENT, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, Vice President
PERRITT MICROCAP OPPORTUNITIES FUND, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, President
PERRITT FUNDS, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, President

Page 8 of 9 Pages

CUSIP No. 925297103

Exhibit 1

AGREEMENT

        AGREEMENT, dated as of February 13, 2006, by and among Perritt Capital Management, Inc., an Illinois corporation, Perritt MicroCap Opportunities Fund, Inc., a Maryland corporation, and Perritt Funds, Inc., a Maryland corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Perritt Capital Management, Inc., Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one statement on Schedule 13G relating to their ownership of the Common Stock of Versar Inc. and hereby further agree that said statement shall be filed on behalf of Perritt Capital Management, Inc., Perritt MicroCap Opportunities Fund, Inc. and Perritt Funds, Inc. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Versar Inc.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

PERRITT CAPITAL MANAGEMENT, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, Vice President
PERRITT MICROCAP OPPORTUNITIES FUND, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, President
PERRITT FUNDS, INC.
By: /s/ Michael J. Corbett
Michael J. Corbett, President

Page 9 of 9 Pages